Mario Pani No. 100, Piso 7

Col. Santa Fe Cuajimalpa

Ciudad de México, México 05348

Tel. 15 19 50 00

August 17, 2023

VIA EDGAR TRANSMISSION

Office of Manufacturing

Attn Jeffrey Gordon and Anne McConnell

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC

Re:	Coca-Cola FEMSA, S.A.B. de C.V.

Form 20-F for Fiscal Year Ended December 31, 2022

Filed April 14, 2023

Form 6-K Filed July 26, 2023

File No. 001-12260

Dear Mr. Gordon and Ms. McConnell,

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in a letter dated August 8, 2023, regarding the above-referenced Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “Annual Report”) and Form 6-K dated July 26, 2023 (the “Form 6-K”) of Coca-Cola FEMSA, S.A.B de C.V. (“KOF”).

We have reproduced the Staff’s comments below in bold and provided our response immediately below.

Form 20-F for the Year Ended December 31, 2022

Financial Statements

Note 3.14. Intangible Assets, page F-26

1.

We note your accounting policy and disclosures regarding your treatment of TCCC bottling agreement intangible assets as indefinite lived intangible assets even though they appear to have stated terms of 10 years and contain a 10 year renewal right. Please refer to paragraph 94 of IAS 38 and more fully explain to us why you believe your accounting policy is appropriate and consistent with IFRS, given the stated terms stipulated in the agreements. In addition, please more fully explain to us the process and expected costs of renewing the agreements at the end of their 10 year term and address if the agreements provide for successive renewal periods after the initial 10 year renewal term.

We respectfully acknowledge the Staff’s comment. In response, we detail below the reasoning behind the accounting policy regarding indefinite lived intangible assets.

Bottler agreements are the standard agreements that The Coca-Cola Company (“TCCC”) enters into with bottlers in each territory. Pursuant to the bottler agreements, we are authorized to manufacture, sell and distribute Coca-Cola trademark beverages within specific geographic areas. These bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew a specific agreement.

The bottler agreements are extended for successive ten-year terms in perpetuity unless the following conditions and procedures are complied with: eighteen months prior to the expiration of any ten-year period, either party may elect for any reason, with or without cause, to give notice to the other of its preliminary intention not to renew the agreement. Said notice, however, will not be binding until a final notice of non-renewal is given six months thereafter by either party. During the six-month period between preliminary notice and possible final notice of non-renewal, the parties may reconsider and nonetheless mutually agree in writing to renew the agreement for a further ten-year period. In the event that the decision is not to renew, the bottler agreement will terminate and expire at the end of any such ten-year term. These provisions are included in Article 7 / Section 27 of the bottler agreement filed as Exhibit 4.4 to our annual report on Form 20-F filed on April 14, 2023 (file No. 1-12260).

The bottler agreements are treated as indefinite-lived intangible assets because we have determined they are perpetual in nature and will continue to be renewed at each expiration date, in accordance with the automatic renewal consideration described in Article 7 / Section 27 of the bottler agreement mentioned above. This is supported by the following factors:

•	Bottler agreements are automatically renewable for ten-year terms at no cost, subject to the non-renewal procedures described above.

•	The renewal process described above does not require any action. Only the non-renewal requires an action.

•	TCCC has not expressed at any time during our relationship any intention not to renew any bottler agreement.

•	KOF has been producing and distributing soft drinks in Mexico since 1979 and since that time has entered into bottler agreements with TCCC in other countries in Latin America.

•	KOF has no plans to stop producing or distributing Coca-Cola trademark beverages in the territories.

•	TCCC’s substantial and long-term equity ownership interest in KOF since 1993. TCCC currently owns 27.8% of KOF’s capital stock and 32.9% of its voting shares.

•

The substantial cost and disruption that would be experienced by TCCC if the agreements were terminated, and the loss of any future economic benefits expected to flow to both TCCC and KOF from renewal of the agreements.

Our analysis of all of the factors discussed above has led us to conclude that the assets have indefinite lives because there is no foreseeable limit to the period over which the assets are expected to generate net cash flows for us, as provided for in paragraph 88 of IAS 38.

We believe that our accounting policy is also consistent with paragraph 94 of IAS 38. Even though that paragraph states that “The useful life of an intangible asset that arises from contractual or other legal rights shall not exceed the period of the contractual or other legal rights…”, it also establishes that for contractual rights that are conveyed for a limited term that can be renewed “…the useful life of the intangible asset shall include the renewal period(s) only if there is evidence to support renewal by the entity without significant cost.” As there is no cost associated with renewal, we believe the unlimited renewal periods are appropriately included pursuant to paragraph 94.

Form 6-K filed on July 26, 2023

2.

We note that you define EBITDA on a consolidated basis as operating income plus depreciation, amortization and other operating non-cash charges. Please be advised that Question 103.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures indicates that EBITDA is defined as “earnings before interest, taxes, depreciation and amortization”. Please revise the non- IFRS measure you present as EBITDA to only include adjustments for items contemplated by its acronym or revise the title of the non-IFRS measure you present to convey the additional adjustments. In addition, if you continue to present either EBITDA or Adjusted EBITDA on a consolidated basis, please be advised that Question 103.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures requires these measure to be reconciled to the most directly comparable IFRS measure which is net income rather than operating income.

3.

We note that you present percentage changes related to numerous IFRS measures, on both a consolidated and segment basis, that you identify as “comparable”. We also note that you broadly define the nature of the items excluded from comparable percentage changes but do not quantify the impact of each excluded item for each comparable percentage change. It appears to us this results in presenting non-IFRS measures but not providing reconciliations to the most directly comparable IFRS measures. In regard to the comparable percentage changes you present, please tell us your consideration of the requirements of Item 100(a)(2) of Regulation G.

We acknowledge the Staff’s comments but respectfully submit that pursuant to Rule 100(c) of Regulation G, KOF is exempt from the requirements of Rule 100(a) of Regulation G with respect to Form 6-K.

KOF believes its disclosure of non-IFRS financial information and its inclusion in the Form 6-K falls within the Rule 100(c) exception. First, KOF is a foreign private issuer whose Units, each consisting of 3 series B shares and 5 series L shares, without par value, are listed on the Bolsa Mexicana de Valores (BMV), a securities exchange located outside the United States. Second, the non-IFRS financial measures identified by the Staff are derived from KOF’s financial statements, which are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and therefore are not derived from or based on measures calculated and presented in accordance with generally accepted accounting principles in the United States. Third, the disclosure identified by the Staff was made by KOF outside the United States, specifically via a report filed with the Mexican securities regulator (the Comisión Nacional Bancaria y de Valores) in compliance with KOF’s ongoing reporting obligations under Mexican law. As provided in the Note to Rule 100(c), the exception is not impacted by the fact that the disclosure (i) was contemporaneously distributed in the United States using KOF’s regular public relations distribution service, (ii) was available to foreign journalists, U.S. journalists and other third parties, (iii) appeared and continues to appear on KOF’s website, which is not available exclusively to, or targeted at, persons located in the United States and (iv) following the filing with the Mexican securities regulator, was submitted by KOF to the SEC under cover of the referenced Form 6-K in order to comply with KOF’s ongoing reporting obligations pursuant to Rule 13a-16 of the Securities Exchange Act of 1934.

KOF therefore respectfully submits that the disclosure included in the Form 6-K qualifies for the exemption provided by Rule 100(c) to the disclosure requirements of Rule 100(a) of Regulation G.

Nonetheless, KOF acknowledges its obligation to comply with Item 10(e) of Regulation S-K in its Form 20-F and in any Form 6-K that KOF files and incorporates by reference in any future registration statement under the Securities Act of 1933, as amended.

*        *         *

Thank you for your consideration of our response. If you have any questions or require any additional information with respect to the above, please do not hesitate to contact KOF, Duane McLaughlin (+1-212-225-2106) or Manuel Silva (+1-212-225-2293), our U.S. counsel at Cleary Gottlieb Steen & Hamilton LLP.

Sincerely,

By:	/s/ Gerardo Cruz Celaya
Gerardo Cruz Celaya
Chief Financial Officer

Coca-Cola FEMSA, S.A.B. de C.V. (Registrant)

Cc:	Duane McLaughlin

Manuel Silva

Cleary Gottlieb Steen & Hamilton LLP

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